Exhibit 99.2

RADA ELECTRONIC INDUSTRIES LTD.

7 GIBOREI ISRAEL STREET
NETANYA 4250407, ISRAEL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Shiri Lazarovich attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.030 per share, of RADA Electronic Industries Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Sunday, January 15, 2017 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 4250407, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL 4 SET FORTH ON THE REVERSE.

VOTES CAST FOR PROPOSALS 1, 2 AND 3 WILL NOT BE COUNTED UNLESS "YES" OR "NO" HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSAL.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RADA ELECTRONIC INDUSTRIES LTD.

January 15, 2017

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

”  Please detach along perforated line and mail in the envelope provided.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask if you have a personal interest (as described in the proxy statement) with respect to Proposals 1, 2 or 3.

			FOR	AGAINST	ABSTAIN
	1.	To approve amendments to the terms of employment of Mr. Zvika Alon, our former Chief Executive Officer.	☐	☐	☐
			YES	NO
		Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Item 1 as such terms are explained in the proxy statement?	☐	☐
			FOR	AGAINST	ABSTAIN
	2.	To approve the terms of employment of Mr. Dov Sella, our new Chief Executive Officer.	☐	☐	☐
			YES	NO
		Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Item 2 as such terms are explained in the proxy statement?	☐	☐
			FOR	AGAINST	ABSTAIN
	3.	To approve the terms of employment of Mr. Yossi Ben Shalom as the Executive Chairman of our Board of Directors.	☐	☐	☐
			YES	NO
		Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Item 3 as such terms are explained in the proxy statement?	☐	☐
			FOR	AGAINST	ABSTAIN
	4.	To approve the payment of a commission to Mr. Israel Livnat, a member of our Board of Directors, with respect to certain transactions of the Company.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.